UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549


                                 FORM U-9C-3


                   QUARTERLY REPORT PURSUANT TO RULE 58 OF
               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                For the Calendar Quarter Ended March 31, 2001


                            Dominion Resources, Inc.
                      (Name of registered holding company)


                              120 Tredegar Street
                            Richmond, Virginia 23219
                    (Address of principal executive offices)





                               Table of Contents

                                                                  Page
                                                                  ____

Item 1.  Organization Chart                                         2

Item 2.  Issuance and Renewals of Securities
           and Capital Contributions                                3

Item 3.  Associate Transactions                                     4

Item 4.  Summary of Aggregate Investment                            6

Item 5.  Other Investments                                          7

Item 6.  Financial Statements and Exhibits                          7


                                      1


                          ITEM 1 - ORGANIZATION CHART


    Name of       Energy or    Date of    State of    %of voting   Nature
   Reporting     Gas Related   Organiz-   Incorpor-   Securities     of
    Company        Company      ation       ation        Held     Business
   _________     ___________   ________   _________   __________  ________

Dominion Resources,
Inc. ("DRI")

Dominion Energy,
Inc.("DEI")(a)

Dominion Energy   Energy       2/22/00      Virginia   100% by      (b)
Direct Sales,     Related                              DEI
Inc.("DEDS")

Dominion Energy   Energy       9/21/00      Virginia   100% by      (c)
Exchange, Inc.    Related                              DEI
("DEE")

Dominion Alliance Energy      11/21/00      Delaware   100% by      (d)
Holding, Inc.     Related                              DRI
("DAH") (new)

(a) DEI is a wholly-owned subsidiary of DRI, which became a registered holding company subsequent to the merger of Consolidated Natural Gas Company ("CNG") into a wholly-owned subsidiary of DRI on January 28, 2000.

(b) DEDS engages in the business of providing energy services, including retail sales of electricity and gas to commercial and industrial users, engineering, consulting and construction activities and other energy related services.

(c) DEE was formed to invest in EIP Holdings, LLC ("EIP") which owns 66.34% of TradeSpark, LP, an electronic and telephonic marketplace for transactions in natural gas, electricity, coal, sulfur dioxide and nitrogen dioxide emissions allowances and weather financial products. EIP, which is a Delaware limited liability company, was formed on March 29, 2000. DEE's voting rights in EIP cannot exceed 9.9% unless
    (i) its economic interest is less than 10% or (ii) it elects to increase its voting rights to equal its economic interest.


                                      2



(d) DAH was formed to hold an investment in Bridgeco, a non-consolidated company that will develop the infrastructure necessary to operate a regional transmission organization ("RTO"). Virginia Electric and Power Company, a wholly owned subsidiary of DRI ("Virginia Power"), will be a participant in the RTO.



    ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


Company                Company
Contributing           Receiving            Type and Amount of
Capital                Capital              Capital Infusion
____________           _________            __________________


DEI                      DEDS                      (e)

DEI                      DEE                       (f)

DRI                      DAH             $1,000 in return for 100
                                         shares of no par common stock





(e) During the reporting period DEDS received intercompany advances from DEI. During the quarter DEDS received $24,339,933 in such advances and made repayments of advances in the amount of $2,758,633.

(f) $2,499,000 million was initially characterized as a capital contribution by DEI in the form on an investment in EIP initially paid for by DEI for the benefit of DEE. The amount has been converted into an intercompany advance.







                                      3



                       ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies


Reporting   Associate
Company     Company     Types of    Direct    Indirect   Cost     Total
Rendering   Receiving   Services    Costs     Costs      or       Amount
Service     Service(g)  Rendered    Charged   Charged    Capital  Billed
_________   _________   ________    _______   ________   _______  ______


DEDS        Evantage    Project     $233,468  $374,433         0  $607,901
            Division    Management,
            of Virginia Engineering,
            Power       Marketing




(g) All services are being provided at cost and are being billed (with the exception of certain direct billings) through Dominion Resources Services, Inc. As per Rules 80 and 81, energy purchases are not reported hereunder.




                                       4


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies


Associate   Reporting
Company     Company     Types of   Direct    Indirect   Cost      Total
Rendering   Receiving   Services   Costs     Costs      of        Amount
Services    Service     Rendered   Charged   Charged    Capital   Billed
_________   _________   ________   ________  ________   _______   ________


Evantage    DEDS(h)     Project     $32,614   $10,022         0    $42,636
Division                Management,
of Virginia             Engineering,
Power                   Marketing





(h) DEDS also receives services from Dominion Resources Services, Inc. which are billed through DEDS' immediate parent, DEI. Such services are billed pursuant to DEI's standard at-cost service agreement with Dominion Resources Services, Inc. Information with respect to transactions under such agreements is not provided in this report, but will be provided in Form U-13-60.






                                      5




                   ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies (in thousands):

	Total consolidated capitalization
        of DRI as of March 31, 2001            $20,213,930           Line 1

	Total capitalization multiplied by 15%
         (Line 1 multiplied by 0.15)             3,032,090           Line 2

      Greater of $50 million or line 2           3,032,090           Line 3

Total current aggregate investment:
   (categorized by major line of
    energy-related business)                        39,163           Line 4

Difference between the greater of $50
million or 15% of capitalization and
the total aggregate investment of the
registered holding system
(line 3 less line 4)                             2,992,927


Investments in gas-related companies
  (in thousands):

     Total current aggregate investment:           None(i)
	   (categorized by major line of
	    gas-related business)



(i) CNG, which is registered as a holding company solely by reason of ownership of voting securities of gas utility companies, has a gas-related company which is covered by a Form U-9C-3 filed by CNG.







                                      6



                          ITEM 5 - OTHER INVESTMENTS


Major Line of      Other Invest-     Other Invest-     Reason for
Energy-Related     ment in Last      ment in this      Difference in
Business           U-9C-3 Report     U-9C-3 Report     Other Investment
______________     _____________     _____________     ________________

None





                 ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A. Financial Statements

    Balance sheet as of March 31, 2001 and income statement for the three months ending March 31, 2001 of DEDS.
    (Filed under confidential treatment pursuant to Rule 104(b))

    Balance sheet as of March 31, 2001 of DEE. No income statement of DEE is filed since it has had no business activity during the quarter. (Filed under confidential treatment pursuant to Rule 104(b))

    Balance sheet as of March 31, 2001 of DAH. No income statement of DAH is filed since it has had no business activity during the quarter. (filed under confidential treatment pursuant to Rule 104(b))


B. Exhibits

    The certificate as to filing with interested state commissions is attached hereto as Exhibit B.







                                      7








                                 SIGNATURE

    The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned attorney thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                           DOMINION RESOURCES, INC.


                                           By: N. F. Chandler
                                           Its Attorney

May 30, 2001







                                      8


   								Exhibit B



                                  CERTIFICATE



	The undersigned certifies that he is the duly designated and acting attorney of Dominion Resources, Inc., a Virginia corporation ("DRI") and that:

	DRI's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended December 31, 2000 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

	The names and addresses of such state utility commissions are:

            Utilities Department
            Public Utility Commission of Ohio
            180 Broad Street
            Columbus, OH 43266-0573

            Executive Secretary
            West Virginia Public Service Commission
            201 Brooks Street
            Charleston, WV 25301

            Secretary
            Pennsylvania Public Utility Commission
            North Office Building
            Commonwealth Avenue and North Street
            Harrisburg, PA 17101

            General Counsel
            Virginia State Corporation Commission
            1300 East Main Street
            10th Floor
            Richmond, VA 23219

            Chief Clerk
            North Carolina Utilities Commission
            4325 Mail Service Center
            Raleigh, North Carolina 27699-4325

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	IN WITNESS WHEREOF, I have hereunto set my hand as of the 30th day of
May, 2001.

					N. F. Chandler
					Attorney for
					Dominion Resources, Inc.










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